Media release

November 5, 2001

For immediate release



UBS Redeems 8.30% Preferred Trust Securities of PWG Capital Trust I

New York, November 5, 2001 -- UBS AG announced today that all of the outstanding Preferred Securities constituting the 8.30% Preferred Trust Securities of PWG Capital Trust I, have been called for redemption on December 3, 2001. The redemption price will be $25 per Preferred Security, plus accrued and unpaid distributions thereon to the redemption date.

As part of its acquisition of PaineWebber in November 2000, UBS assumed the obligations of Paine Webber Group Inc. under the Junior Subordinated Debentures that were purchased by the trust with the proceeds of the Preferred Securities.


Contact:

David P. Walker
UBS
212-713-8502